Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NBT Bancorp Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-97995) on Form S-8 of NBT Bancorp Inc. of our report dated June 22, 2009, with respect to the statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets held at end of year as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the NBT Bancorp Inc.

/S/ KPMG

Albany, New York
June 29, 2009